UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

CENTURA BANKS, INC.

(Name of Issuer)

COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

15640T100

(CUSIP Number)

ANTHONY PAGANO
ROYAL BANK OF CANADA
LAW DEPARTMENT
ROYAL TRUST TOWER, 6TH FLOOR
77 KING STREET WEST
TORONTO, ONTARIO
CANADA M5K 1K5
Telephone: (416) 955-5967

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JANUARY 26, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

SCHEDULE 13D

CUSIP No. 15640T100	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS	Royal Bank of Canada 13-5357855
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC/00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,863,536*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,863,536*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,863,536*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	19.9%*
14	TYPE OF REPORTING PERSON	BK

*	7,858,534 of the shares reported as beneficially owned are the shares obtainable by Royal Bank upon exercise of the option described in Item 4 (the “Option”), if the Option were exercisable on the date hereof. Royal Bank disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that Royal Bank is the beneficial owner of any of such shares. Prior to the exercise of the Option, Royal Bank is not entitled to any rights of a shareholder in the Issuer with respect to such shares. The Option may be exercised only upon the happening of certain events described in Item 4, none of which has occurred as of the date hereof. Dispositive and voting powers are summarized in Items 4 and 5.

CUSIP No. 15640T100	Page 3 of 14 Pages

This statement is filed by Royal Bank of Canada (“Royal Bank”), with the Securities and Exchange Commission (the “SEC”) on February 5, 2001.

ITEM 1.	Security and Issuer.

This Statement relates to the common stock, without par value (the “Shares”), of Centura Banks, Inc. (the “Issuer” or the “Company”). The Company's principal executive offices are located at 134 North Church Street, Rocky Mount, North Carolina 27804.

ITEM 2.	Identity and Background.

This Statement is filed by Royal Bank, a Canadian chartered bank. Royal Bank has a principal place of business and principal office at 200 Bay Street, Toronto, Ontario, Canada M5J 2J5. For information required by Instruction C to Schedule 13D with respect to Royal Bank, reference is made to Schedule I annexed hereto and incorporated herein by reference.

Neither Royal Bank, nor, to the best of Royal Bank's knowledge, any of the persons listed on Schedule I hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

5,000 of the Shares have been purchased by Royal Bank from Royal Bank’s working capital and/or funds available for investment.

Two of the Shares are in a dividend reinvestment processing account operated by Dain Rauscher Incorporated on behalf of clients. The shares were acquired in the course of processing dividends for reinvestment on behalf of clients.

No Shares have been purchased by Royal Bank pursuant to the Option Agreement and thus no funds were used for such purpose. It is currently anticipated that, should any purchase of the Shares be made by Royal Bank pursuant to the Option (defined below and described in Item 6) the source of funds used for such purchase would be Royal Bank’s working capital and funds available for investment.

ITEM 4.	Purpose of Transaction

Royal Bank is seeking to acquire the entire equity interest in the Issuer pursuant to an Agreement and Plan of Merger, dated as of January 26, 2001 (the “Merger Agreement”). The transactions reported hereunder are intended to assist in the achievement of that purpose.

A.	The Merger Agreement.

               Royal Bank and the Issuer have entered into the Merger Agreement, pursuant to which a wholly owned subsidiary of Royal Bank to be formed for these purposes will merge with and into the Issuer (the “Merger”), with the Issuer being the surviving corporation. If the Merger is consummated as contemplated, Centura Common Stock will be eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the “1934 Act”) and will be de-listed from the New York Stock Exchange.

               Pursuant to the Merger Agreement, each Share outstanding immediately prior to the date and time at which the Merger becomes effective (the “Effective Time”) will be converted into 1.684 shares of Royal Bank’s common stock, without nominal or par value (the “RBC Common Stock”), subject to adjustment in limited circumstances.

               The Merger is subject to various conditions and regulatory approvals, including the prior approval of the Board of Governors of the Federal Reserve System, the approval in Canada of the Minister of Finance and the Office of the Superintendent of Financial Institutions, approval of the shareholders of the Issuer, and the satisfaction of other terms and conditions in the Merger Agreement.

               Under the Merger Agreement, unless otherwise agreed by Royal Bank and the Issuer, following the Merger the board of directors of the Issuer shall be comprised of nine individuals, five of whom shall be designated by Royal Bank and four of whom shall be designated by the Issuer (with the reasonable consent of Royal Bank) prior to the Effective Time.

B.	The Option.

               As an inducement and a condition to Royal Bank’s entering into the Merger Agreement, Royal Bank and the Issuer entered into a Stock Option Agreement, dated as of January 26, 2001 (the “Option Agreement”). The Option Agreement is designed to enhance the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement. Pursuant to the Option Agreement, the Issuer granted Royal Bank an option (the “Option”) entitling Royal Bank to purchase up to 7,858,534 authorized but unissued Shares, subject to adjustment in certain circumstances described below (up to a maximum of 19.9% of the issued and outstanding Shares) under the circumstances described below at a price per share in cash equal to $44.69 (the “Option Price”), subject to adjustment in certain circumstances described below.

               In the event that any additional Shares are issued or otherwise become outstanding after the date of the Option Agreement (other than pursuant to the Option Agreement and other than pursuant to an event described below), the number of Shares subject to the Option shall be increased so that, after such issuance, such number together with any Shares issued pursuant to the Option, equals 19.9% of the number of Shares then issued and outstanding. In addition, in the event of any change in the Shares by reason of a stock dividend, stock split, split-up, recapitalization, stock combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Option, and the Option Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Royal Bank shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Royal Bank would have received in respect of the Shares if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable.

               Subject to applicable law and regulatory restrictions, Royal Bank may exercise the Option, in whole or in part, if, but only if, both an Initial Triggering Event and a Subsequent Triggering Event (both as defined below) occur before the occurrence of an Exercise Termination Event (as defined below), provided that Royal Bank must have sent written notice of such exercise (as provided below) within 90 days following such Subsequent Triggering Event to occur (or such later period under certain circumstances).

              As defined in the Option Agreement, the term “Initial Triggering Event” shall mean any of the following events or transactions:

(i)	Issuer or any of its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the SEC) (the “Issuer Subsidiaries”), without having received Royal Bank’s prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term “person” for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the 1934 Act), and the rules and regulations thereunder) other than Royal Bank or any of the Subsidiaries (as defined in Rule 12b-2 under the 1934 Act) of Royal Bank, or the Board of Directors of Issuer (the “Issuer Board”) shall have recommended that the shareholders of Issuer approve or accept any Acquisition Transaction with any person other than Royal Bank or a Subsidiary of Royal Bank. As defined in the Option Agreement, “Acquisition Transaction” means (x) a merger or consolidation, or any similar transaction, involving Issuer or any Issuer Subsidiary, provided, however, that in no event shall any merger, consolidation or similar transaction involving only the Issuer and one or more of its Subsidiaries or involving only any two or more of such Subsidiaries, if such transaction is not in violation of the terms of the Merger Agreement, be deemed to be an Acquisition Transaction, (y) a purchase, lease or other acquisition of all or any substantial part of the assets or business operations of Issuer or any Issuer Subsidiary, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Issuer or any Issuer Subsidiary;

(ii)	Any person other than Royal Bank or any subsidiary of Royal Bank shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding Shares (the term “beneficial ownership” for purposes of the Option Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

(iii)	The shareholders of Issuer shall have voted and failed to approve the Merger Agreement at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than Royal Bank or any of its subsidiaries) shall have made, or disclosed an intention to make, a bona fide proposal to engage in an Acquisition Transaction;

(iv)	The Issuer Board shall have withdrawn, modified or qualified (or publicly announced its intention to withdraw, modify or qualify) in any manner adverse in any respect to Royal Bank its recommendation that the shareholders of Issuer approve the transactions contemplated by the Merger Agreement in anticipation of engaging in an Acquisition Transaction, or Issuer shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Royal Bank or a subsidiary of Royal Bank;

(v)	Any person other than Royal Bank or any subsidiary of Royal Bank shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange offer);

(vi)	Issuer shall have willfully breached any covenant or obligation contained in the Merger Agreement after an overture is made by a third party to Issuer or its shareholders to engage in an Acquisition Transaction, and (a) following such breach Royal Bank would be entitled to terminate the Merger Agreement (whether immediately or after the giving of notice or passage of time or both) and (b) such breach shall not have been cured prior to the Notice Date (as defined below); or

(vii)	Any person other than Royal Bank or any subsidiary of Royal Bank, without Royal Bank’s prior written consent, shall have filed an application or notice with any regulatory or antitrust authority regarding an Acquisition Transaction.

               As defined in the Option Agreement, the term “Subsequent Triggering Event” means the occurrence of either of the following events or transactions:

(i)	The acquisition by any person (other than Royal Bank or any subsidiary of Royal Bank) of beneficial ownership of 25% or more of the then outstanding Shares; or

(ii)	The occurrence of the Initial Triggering Event described in clause (i) of the definition of Initial Triggering Event, except that the percentage referred to in clause (z) of the second sentence thereof shall be 25%.

               As defined in the Option Agreement, “Exercise Termination Event” means any one of the following:

(i)	the Effective Time of the Merger;

(ii)	termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by Royal Bank pursuant to Section 8.01(b) of the Merger Agreement (unless the breach by Issuer giving rise to such right of termination is non-volitional) (a “Listed Termination”); or

(iii)	the passage of eighteen (18) months (or such longer period under certain circumstances) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination.

               As provided in the Option Agreement, in the event Royal Bank is entitled to and wishes to exercise the Option (or any portion thereof), it must send to the Issuer a written notice (the date of which being herein referred to as the “Notice Date”) specifying (1) the total number of shares it will purchase pursuant to such exercise and (2) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase; provided that, if prior notification to or approval of any United States or foreign regulatory or antitrust agency is required in connection with such purchase, Royal Bank must promptly file the required notice or application for approval and notify the Issuer of such filing and must expeditiously process the same, and the period of time that otherwise would run pursuant to this sentence will run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

               At any time after the occurrence of a Repurchase Event (as defined below), (1) at the request of Royal Bank, delivered prior to an Exercise Termination Event (or such later period under certain circumstances), the Issuer (or any successor thereto) must repurchase (i) the Option, and/or (ii) any Shares issued upon total or partial exercise of the Option (the “Option Shares”), in each case at a price determined as set forth in the Option Agreement. In the event Royal Bank exercises the repurchase rights described above, the Issuer must, as promptly as practicable, and in any event within five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, pay the required amount to Royal Bank or the portion thereof that the Issuer is not then prohibited from delivering under applicable law and regulation.

              As defined in of the Option Agreement, a “Repurchase Event” shall be deemed to have occurred upon the occurrence of any of the following events or transactions after the date hereof:

(i)	the acquisition by any person (other than Royal Bank or any subsidiary of Royal Bank) of beneficial ownership of 50% or more of the then outstanding Shares; or

(ii)	the consummation of any Acquisition Transaction as defined above, except that the percentage referred to in clause (z) shall be 25%.

               In the event that, prior to an Exercise Termination Event, the Issuer enters into an agreement (i) to consolidate with or merge into any person, other than Royal Bank or a subsidiary of Royal Bank, or engage in a plan of exchange with any person, other than Royal Bank or a subsidiary of Royal Bank and Issuer shall not be the continuing or surviving corporation of such consolidation or merger or the acquirer in such plan of exchange, (ii) to permit any person, other than Royal Bank or a subsidiary of Royal Bank, to merge into Issuer or be acquired by Issuer in a plan of exchange and Issuer shall be the continuing or surviving or acquiring corporation, but, in connection with such merger or plan of exchange, the then outstanding Shares shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding Shares shall after such merger or plan of exchange represent less than 50% of the outstanding shares and share equivalents of the merged or acquiring company, or (iii) to sell or otherwise transfer all or a substantial part of its or any Issuer subsidiary’s assets or business operations to any person, other than Royal Bank or a subsidiary of Royal Bank, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth in the Option Agreement, be converted into, or exchanged for, an option (the “Substitute Option”), at the election of Royal Bank, of either (x) the Acquiring Corporation (as hereinafter defined) or (y) any person that controls the Acquiring Corporation. As defined in the Option Agreement, “Acquiring Corporation” means (i) the continuing or surviving person of a consolidation or merger with Issuer (if other than Issuer), (ii) the acquiring person in a plan of exchange in which Issuer is acquired, (iii) the Issuer in a merger or plan of exchange in which Issuer is the continuing or surviving or acquiring person and (iv) the transferee of all or a substantial part of Issuer’s assets or business operations (or the assets or business operations of any Subsidiary of the Issuer).

               The Substitute Option must have the same terms and conditions as the Option; provided that, if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms must be as similar as possible and in no event less advantageous to Royal Bank.

               Under certain circumstances, the time periods for the exercise of certain rights under the Option Agreement will be extended: (a) to the extent necessary to obtain all regulatory approvals for the exercise of such rights, and for the expiration of all statutory waiting periods, (b) where there exists an injunction, order or judgment that prohibits or delays exercise of such rights and (c) to the extent necessary to avoid liability under Section 16(b) of the 1934 Act by reason of such exercise.

               The rights and obligations of Royal Bank and the Issuer under the Option Agreement and the Option may only be assigned with the express written consent of the other party, except that in the event an Initial Triggering Event shall have occurred prior to an Exercise Termination Event, Royal Bank may assign in whole or in part its rights and obligations under the Option Agreement, subject to the express provisions of the Option Agreement.

ITEM 5.	Interest in Securities of the Issuer

(a)	As a result of the Option Agreement, Royal Bank may be deemed to have beneficial ownership of an aggregate of 7,858,534 shares, which constitutes approximately 19.9% of the issued and outstanding Shares as of January 26, 2001, or approximately 16.6% of the Shares that would be issued and outstanding if the Option had been exercised in full as of such date. Reference is made to the Option Agreement which is attached hereto as Exhibit A and incorporated herein by reference.

Royal Bank, however, hereby disclaims beneficial ownership of such Shares, and this statement shall not be construed as an admission that Royal Bank is, for any or all purposes, the beneficial owner of the Shares that are obtainable by Royal Bank upon the exercise of the Option, because the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof, and then only with regulatory approval (if, as a consequence, Royal Bank would own more than 5% of the outstanding Shares).

Other than as provided in the first sentence of this Item 5 and except as otherwise disclosed in Schedule II hereto, neither Royal Bank nor, to the best knowledge of Royal Bank, any of the persons listed on Schedule I hereto, owns or has any right to acquire, directly or indirectly, the Shares.

(b)	Except to the extent that it may be deemed to by virtue of the Option Agreement and except as otherwise disclosed in Schedule II hereto, Royal Bank does not have sole power to vote or direct the vote, shared power to vote or to direct the vote, or the sole or shared power to dispose or to direct the disposition of any of the Shares.

If Royal Bank were to exercise the Option, it would have the sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of 7,858,534 Shares. However, Royal Bank (i) is not entitled to any rights as a shareholder of the Company as to the Shares that are subject to the Option Agreement and (ii) disclaims any beneficial ownership of the Shares which are covered by the Option Agreement.

(c)	Except pursuant to the Option Agreement and except as othewise disclosed in Schedule II hereto, neither Royal Bank nor, to the best of Royal Bank's knowledge, any of the persons listed on Schedule I hereto, has effected any transaction in the Shares during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Except as set forth above, neither Royal Bank nor, to the best knowledge of Royal Bank, any of the persons listed in Schedule I, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.	Material to be filed as Exhibits

Copies of the Merger Agreement (excluding the Schedules thereto) and the Option Agreement are filed as exhibits to this Statement on Schedule 13D and are incorporated herein by reference. The summary descriptions of such documents set forth above are not intended to be complete and are qualified in their entirety by reference to such exhibits.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 5, 2001

ROYAL BANK OF CANADA
By:	/s/ Peter W. Currie

Peter W. Currie Vice-Chairman and Chief Financial Officer

EXHIBIT INDEX

Exhibit A	Stock Option Agreement, dated as of January 26, 2001, between Royal Bank and the Company.

Exhibit B	Agreement and Plan of Merger, dated as of January 26, 2001 between Royal Bank and the Company.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF ROYAL BANK

             The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of Royal Bank. Unless otherwise indicated, the business address of each such person is c/o Royal Bank at 200 Bay Street, Toronto, Ontario, Canada, M5J 2J5 and each such person is a citizen of Canada.

DIRECTORS                   PRESENT PRINCIPAL OCCUPATION

John E. Cleghhorn           Chairman and Chief Executive Officer, Royal Bank of
                            Canada

George A. Cohon             Founder and Senior Chairman, McDonald's Restaurants
McDonald's Place            of Canada Limited
Toronto, Ontario
M3C 3L4 Canada

G.N. (Mel) Cooper           Chairman and Chief Executive Officer, Seacoast
337 Hing George Terrace     Communications Group Inc.
Victoria, British
Columbia
V8S 2J8 Canada

Douglas T. Elix             Senior Vice-President and Group Executive, IBM
IBM                         Global Services, IBM Corporation
Route 100
Somers, NY 10689
USA
Citizenship:  Australia

John T. Ferguson            Chairman of the Board, Princeton Developments Ltd.
Suite 1400                  and Chair of the Board, TransAlta Corporation
9915-108 Street
Edmonton, Alberta
T5K 2G8 Canada

L. Yves Fortier             Chairman and senior partner, Ogilvy Renault
1981 McGill College
Avenue
Montreal, Quebec
H3A 3C1 Canada

The Hon. Marie              Partner, Desjardins Ducharme Stein Monast
  Gilberte
Paule Gauthier
1150 de
  Claire-Fontaine, #300
Quebec, Quebec
G1R 5G4 Canada

J.M. Edward Newall          Chairman of the Board, NOVA Chemicals Corporation
Suite #2015 Bankers Hall
855 2nd Street S.W.
Calgary, Alberta
T2P 4J7 Canada

David P. O'Brien            Chairman, President and Chief Executive
1800 Bankers Hall           Officer,Canadian Pacific Limited
  East,
855-2nd St. SW
Calgary, Alberta
T2P 4Z5 Canada

Charlotte R. Otto           Global External Relations Officer,
1 P&G Plaza             The Proctor & Gamble Company
Cincinnati, OH 45202
USA
Citizenship: United States

Robert B. Peterson          Chairman, President and Chief Executive Officer,
111 St. Clair Avenue        Imperial Oil Limited
  West
Toronto, Ontario
M5W 1K3 Canada

Hartley T. Richardson       President and Chief Executive Officer, James
30th Floor                  Richardson & Sons, Limited
One Lombard Place
Winnipeg, Manitoba
R3B 0Y1 Canada

Kenneth C. Rowe             Chairman and Chief Executive Officer, I.M.P. Group
2651 Dutch Village Road     International Inc.
Halifax, Nova Scotia
B3L 4T1 Canada

Joseph Guy Saint-Pierre     Chairman of the Board, SNC-Lavalin Group Inc.
455 Rene -
  Levesque Blvd. West
Montreal, Quebec
H2Z 1Z3 Canada

Robert T. Stewart           Corporate Director, R.T. Stewart & Associates
1395 Cambridge Road
West Vancouver,
British Columbia
V7S 2M7 Canada

Joao Pedro Reinhard         Executive Vice President and Chief Financial
2030 Dow Center             Officer, The Dow Chemical Company
Midland, Michigan
48674 USA
Citzenship:
Brazil

Allan R. Taylor             Retired Chairman and Chief Executive Officer, Royal
The Chedington Manor        Bank of Canada
Suite 2A
1 Chedington Place
North York, Ontario
M4N 3R4 Canada

Margaret Sheelagh           Chair, President and Chief Executive Officer, EDS
D. Whittaker                Systemhouse Inc.
500-33 Yonge Street
Toronto, Ontario
M5E 1G4 Canada

Victor L. Young             Chairman and Chief Executive Officer, Fishery
70 O'Leary Avenue           Products International Limited
St. John's,
Newfoundland
A1B 2C7 Canada

EXECUTIVE OFFICERS          PRESENT EMPLOYMENT

John E. Cleghorn            Chairman and Chief Executive Officer

Gordon J. Feeney            Deputy Chairman

Peter W. Currie             Vice-Chairman and Chief Financial Officer

Suzanne B. Labarge          Vice-Chairman and Chief Risk Officer

Martin J. Lippert           Vice-Chairman and Chief Information Officer
Royal Bank
315 Front Street
Toronto, Ontario
M5V 3A4 Canada
Citzenship:
United States

W. Reay Mackay              Vice-Chairman, Wealth Management
33 Jackes Ave., Suite 302   Chairman and Chief Executive Officer, Royal Trust
Toronto, Ontario
M4T 1E2 Canada

James T. Rager              Vice-Chairman, Personal & Commercial Banking

Gordon M. Nixon             Deputy Chairman and Chief Executive Officer, RBC
28 Pinedale Road            Dominion Securities Inc.
Toronto, Ontario
M4N 3A4 Canada

W. James Westlake           President and Chief Executive Officer, RBC Insurance
6880 Financial Dr.          Holdings Inc.
West Tower
Box 53 Station "A"
Mississauga, Ontario
L5A 2Y9 Canada

Irving Weiser               Corporate Executive, Dain Rauscher Corporation
Dain Rauscher Plaza,
60 South Sixth Street
Minneapolis, MN 55402
USA
Citizenship: United States

SCHEDULE II

OWNERSHIP OF SHARES BY
ROYAL BANK AND THE INDIVIDUALS LISTED
ON SCHEDULE I

             To the best knowledge of Royal Bank, no equity securities of the Company are beneficially owned by Royal Bank or the individuals listed in Schedule I other than the following:

  5,000 Shares beneficially owned by Royal Bank.
  Royal Bank may beneficially own 2 Shares held directly by Dain Rauscher Incorporated, a wholly owned subsidiary of Royal Bank. These Shares are held in a dividend reinvestment processing account used to process dividends on the Issuer’s common shares on behalf of clients. Royal Bank hereby disclaims beneficial ownership of these Shares and this statement shall not be construed as an admission that Royal Bank is, for any or all purposes, the beneficial owner of these securities.